January 29, 2007

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549

Attention:    William H. Thompson
        Branch Chief

Re:          Brown Shoe Company, Inc.
        Form 10-K for Fiscal Year Ended January 28, 2006
        Commission File No. 1-2191

Dear Mr. Thompson:

This letter is in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”) dated January 17, 2007 (the “Comment Letter”), regarding the Form 10-K for the fiscal year ended January 28, 2006, filed April 10, 2006, of Brown Shoe Company, Inc. (the “Company”).

This letter sets forth each comment of the staff in the Comment Letter (numbered in accordance with the Comment letter) and, following each comment, sets forth the Company’s response.

William H. Thompson, Branch Chief
Securities and Exchange Commission
January 29, 2007

Financial Statements

Note 2. Acquisition of Bennett, page 42

1.
We reviewed your response to comment 3 included in our letter dated August 29, 2006. Please note that SFAS 141 requires the pro forma disclosures for the period in which a material business combination occurs. Please also note that material nonrecurring charges or credits which result directly from a business combination and which will be included in income within the 12 months following the transaction should not be included in pro forma results of operations data except in the period in which they are actually included in your historical financial statements. Please refer to Rule 11-02(b)(5) of Regulation S-X. In future filings please include the required pro forma information for each period included in your financial statements which reflects a material business combination. Please also revise the pro forma presentation for the year ended February 1, 2004 to eliminate the income from the repatriation of foreign earnings from the determination of pro forma net earnings for that period. Rather, disclose the non-recurring charge and clearly indicate that it was not included in the determination of pro forma net earnings for that period.

Response

After further considering Rule 11-02(b)(5), we continue to believe, as set forth in our response letter dated September 8, 2006, that our treatment of the tax expense related to the repatriation is appropriate in our pro forma information as presented. While the tax on the repatriation is certainly a material nonrecurring charge, we do not believe that this charge resulted “directly from the transaction”, which is a required criteria to exclude the charge under Rule 11-02(b)(5). Rather, the repatriation and the associated tax were a means of financing the transaction, not a charge that resulted from the transaction.

Nevertheless, we acknowledge your position and, based on our telephone conversation with a member of your staff on January 23, 2007, agree to revise, in any future filings in which this disclosure would appear, the pro forma presentation to eliminate the tax expense on the repatriation from the determination of pro forma net earnings for the year ended January 29, 2005 (fiscal year 2004). However, since SFAS No. 141 requires such pro forma disclosures only during the period in which a material business combination occurs, we do not expect to repeat such disclosure in our Form 10-K for fiscal year 2006, which ends February 3, 2007.

William H. Thompson, Branch Chief
Securities and Exchange Commission
January 29, 2007

Controls and Procedures, page 66

2.	We reviewed your responses to comments 5 and 6 included in our letter dated August 29, 2006. Please amend your filing to provide the revised disclosure included in your response.

Response

Evaluation of Disclosure Controls and Procedures as of January 28, 2006

Based on our telephone conversation with a member of your staff on January 23, 2007, instead of amending our Form 10-K for the year ended January 28, 2006 for the Controls and Procedures language, we confirm the following to you as of January 28, 2006:

•
The Company’s disclosure controls and procedures were designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures include mandatory communication of material events, automated accounting processing and reporting, management review of monthly, quarterly and annual results, an established system of internal controls and internal control reviews by our internal auditors.

•
Our disclosure controls and procedures are designed to provide a reasonable level of assurance that their objectives are achieved. As of January 28, 2006, management of the Company, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon and as of the date of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded our disclosure controls and procedures were effective at the reasonable assurance level.

•
Our conclusion as to the effectiveness of our disclosure controls and procedures would not have been changed if the revised disclosure had been provided in our Form 10-K for the year ended January 28, 2006.

William H. Thompson, Branch Chief
Securities and Exchange Commission
January 29, 2007

Modification in future filings

In addition, we plan to revise our disclosure in future filings, consistent with the example disclosure provided to you in our response letter dated September 8, 2006. Please refer to comment number five of that letter for the planned revised disclosure.

* * * * *

On behalf of the Company, I acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. I also acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. I further acknowledge that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate your prompt review of the Company’s responses. Please call Richard C. Schumacher at (314) 854-4130 or me at (314) 854-4119 with respect to any questions or comments you may have or if you require additional information.

Very truly yours,

/s/ Michael I. Oberlander

Michael I. Oberlander
Senior Vice President, General Counsel and
Corporate Secretary

cc:    Ronald A. Fromm, Chairman of the Board of Directors & Chief Executive Officer
Mark E. Hood, Senior Vice President & Chief Financial Officer
Richard C. Schumacher, Senior Vice President & Chief Accounting Officer